UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, February 16th, 2004.

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Banco Bradesco S.A. (“Bradesco”) informs the market that, upon the completion of the due diligence and the transaction approval by the Brazilian Central Bank, signed on this date, with the controlling stockholders of Banco Zogbi S.A., through Banco Finasa S.A. (“Finasa”), its wholly-owned subsidiary, the documents, which formalize the conclusion of the stock control transferring process of Banco Zogbi S.A. and the companies Promosec Companhia Securitizadora de Créditos Financeiros, Promovel Empreendimentos e Serviços Ltda., Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda (“Zogbi Institutions”) to Finasa, as agreed in the “Private Instrument of Stock Participation Purchase and Sale and Other Covenants”, firmed on November 6, 2003.

Such acquisition represents an important strategic movement for Bradesco in an industry with high-growth potential. Zogbi Institutions’ activities are quite complementary to the ones developed by Finasa and Banco Postal (“Postal Bank”) and their incorporation will strengthen Bradesco’s performance, providing an immediate expansion in the industry in which both institutions operate all over the country, generating scale gain and maximizing the investment return for stockholders.

Additionally, Zogbi Institution’s client base will give Bradesco the opportunity to enlarge the offer of its retail products such as checking accounts, insurance, private pension plans and saving bonds.

All services currently provided by Zogbi Institutions will continue to be performed as usual, and their clients will also have access to Bradesco’s Customer Service Network.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.